August 28, 2013

via EDGAR

Pamela Long Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 205494631
Re:	Ener-Core, Inc. Current Report on Form 8-K Filed July 10, 2013 File No. 333-173040

Dear Ms. Long:

On behalf of Ener-Core, Inc. (the “Company”), we are pleased to respond to Staff’s comments in its August 6, 2013 comment letter. The comments have been transcribed, with the Company’s response immediately below.

General

1.	Please advise whether you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. We note in particular that a Form S-1 filed by Inventtech, Inc. was declared effective on November 28, 2011, but it is unclear whether any sales of equity securities were made pursuant to this registration statement on or before December 8, 2011. Please advise. To the extent you qualify as an emerging growth company, please revise your Form 8-K accordingly. See Question 24 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response

The Company is not certain when any sales of equity securities were made pursuant to the referenced Registration Statement on Form S-1. In an abundance of caution, and even if the Company could qualify as an emerging growth company, it has chosen to forgo the benefits of such and not to be so labeled.

Pamela Long

August 28, 2013

Entry into a Material Definitive Agreement, page 2

2.	Disclose that you were a shell company before the merger transaction. See Rule 12b-2 under the Exchange Act.

Response

The Company’s disclosure has been revised to state that it had been a shell company before the merger transaction and, as a result of the completion of the Merger, it no longer is a shell company.

Completion of Acquisition or Disposition of Assets, page 2

3.	Please delete the reference to “Form 10-SB” as this form is no longer in use and smaller reporting companies must use the same forms as other SEC reporting companies.

 Response

The Company’s disclosure has been revised to substitute the reference “Form 10” to the prior reference of “Form 10-SB.”

Description of Business, page 2

4.	Disclose the specific factual basis for and the context of all your beliefs, estimates, and opinions. Note that you must have a reasonable basis for all projections, statistics, and assertions, or they should be removed from the filing. If you relied on a third party source for the information, disclose whether the source is publicly available, represents the most recently available data, and remains reliable. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains the information, and cross reference it to the appropriate location in the Form 8-K.

Response

Certain aspects of the Company’s disclosure has been revised in response to Staff’s comment. Certain of the Company’s stated beliefs stem from its business experience prior and subsequent to the spin-off from FlexEnergy, Inc. Further, the Company is supplementally providing to Staff, with this response letter, a copy of two publications that specifically give support to such beliefs (Supplemental attachment no. 1 and supplemental attachment no. 2).

Pamela Long

August 28, 2013

5.	To the extent material, please disclose the name(s) of any principal suppliers. Please also disclose whether you have entered into an agreement with any supplier, and, if so, tell us what consideration you have given to filing any agreement with a supplier as an exhibit to the Form 8-K. See Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.

Response

The Company’s disclosure has been revised to provide the names of its current and prospective principal suppliers for the microturbines that are the material component of its products. Further, the Company has filed, in connection with the contemporaneously submitted request for confidentiality treatment, a redacted version of its agreement with Dresser-Rand a.s., as Exhibit 10.10.

Our Technology, page 4

6.	We note your reference to testing and verification of your technology as part of a U.S. Department of Defense demonstration program. Please clearly state whether you commissioned this testing. Please also explain the relationship, if any, of this testing to the contract you entered into with Southern Research Institute regarding the installation of an oxidizer demonstration unit and Flex power stations, as discussed on page 24. We note on page nine you state that you were a “subcontractor” to Southern Research Institute. Please disclose your relationship to SRI and clarify the involvement of the DoD in the testing and verification.

Response

The Company’s disclosure has been revised to note that the Company did not commission the referenced testing, as well as to clarify the related disclosure as requested by Staff in both sections.

Sales, Marketing and Distribution, page 7

7.	We note your reference to a conditional purchase order from EECT Turbomachinery. Please disclose whether this is your only sale of the FP250 to date, and clarify whether the purchase order is binding. Please also disclose, to the extent material, the number of units covered by the purchase order and the pricing for the units. Please tell us what consideration you have given to filing the purchase order as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Pamela Long

August 28, 2013

Response:

The Company’s disclosure has been revised to note that the referenced sale was its first sale of an FP250, to clarify that the purchase order is binding, and that it is for one unit. The Company now notes the pricing for the unit in MD&A on page 26. Further, the Company has filed the purchase order and the related purchase order, letter of acknowledgment, and letter of credit as Exhibits 10.14, 10.14(a), 10.14(b), and 10.14(c), respectively.

Research and Development, page 8

8.	Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of the activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

Response

The Company’s disclosure has been revised to note the amounts spent in each of the last two fiscal years on research and development activities and to note that none of such costs was borne by customers of the Company.

Current and Future Efforts, page 10

9.	We note that you are currently in “joint-development” with Dresser-Rand on the KG2-3GO. Please disclose whether you have entered into a joint-development agreement or similar agreement with Dresser-Rand, and file any such agreements as an exhibit to the registration statement. Please also disclose any material terms of such agreements. Finally, please revise your disclosure on page three under “Our Products” to clarify that the KG2-3GO is part of a joint development project with Dresser-Rand.

Response

The Company’s disclosure has been revised to note, primarily on page 3, the relationship between it and Dresser-Rand, including the joint development relationship between the entities and that the KG2-3GO is a part of such project. Further, as noted above in the Company’s response to comment no. 5, it has filed, in connection with the contemporaneously submitted request for confidentiality treatment, a redacted version of its agreement with Dresser-Rand a.s., as Exhibit 10.10.

Pamela Long

August 28, 2013

Intellectual Property Protection, page 10

10.	To the extent material, disclose the duration or term of the two patents that you have been granted. See Item 101(h)(4)(vii) of Regulation S-K.

Response

The Company’s disclosure has been revised to note the duration or term of the two patents that it has been granted.

Government Regulation, page 10

11.	To the extent material, discuss the costs and effects of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

Response

The Company’s disclosure has been fully revised. Note that the costs and effects of compliance with environmental laws fall on potential customers of the Company and not on the Company itself. Those amounts to be incurred by the customers may be relatively large; however the scope and, calculations thereof will ultimately depend on ongoing changes to various governmental regulations and orders over which the Company, currently, has no control or material input.

Our future is dependent upon our ability to obtain additional financing…, page 12

12.	Disclose the known or estimated amount of additional financing that you will require to proceed with the manufacture and distribution of your products.

Response

The Company’s disclosure has fully been revised in the first risk factor to respond to the comment.

A Note About Forward-Looking Statements, page 21

13.	Revise the disclosure to clarify whether you are eligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995 for forward looking statements. See Section 21E of the Exchange Act. Please provide us your analysis supporting your position.

Pamela Long

August 28, 2013

Response

Although the Company believes that it is eligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995 for forward looking statements, inasmuch as the Company is neither offering nor issuing its securities in connection with or through the use of the Current Report on Form 8-K, it has modified the disclosure to note that any forward-looking statements it may not be covered by the safe harbor provision of the Act.

Liquidity and Capital Resources, page 31

14.	Please revise this section to include a reasonably detailed discussion of your ability or inability to produce sufficient cash to support operations during the 12 month period after the date of the financial statements included in the Form 8-K.

Response

The Company’s disclosure has fully been revised to respond to the comment.

Contractual Obligations, page 32

15.	We note your statement that you have “presented below” a summary of the most significant assumptions used in your determination of amounts presented in the tables. We are unable to locate these assumptions and tables. Please advise and revise accordingly.

Response

The Company’s disclosure has fully been revised and expanded to respond to the comment.

Related Party Transactions, page 32

16.	We note your reference to Note 12 and Note 5 in your financial statements. These cross references appear to be incorrect. Please revise accordingly. Please also confirm that you have provided the disclosure required by Item 404(d) of Regulation S-K for any transaction with related persons since the beginning of your last fiscal year, or any currently proposed transaction, in which the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. We note that the relevant disclosure in your financial statements only covers the period after December 31, 2012. Please make similar revisions to your disclosure on page 39, or, in the alternative, delete the duplicative disclosure.

Pamela Long

August 28, 2013

Response

The Company’s disclosure has fully been revised and expanded to respond to the comment.

17.	If applicable, provide disclosure relating to any promoter as required by Item 404(c) of Regulation S-K.

Response

The Company does not believe that there is any applicable disclosure required.

Description of Property, page 33

18.	We note the disclosure that you have assumed one third of all liabilities under the lease agreement between FlexEnergy, Inc. and Meehan Holdings, LLC for your current facility. Please file the lease agreement and the agreement evidencing your assumption of one third of all liabilities under the lease agreement as exhibits to the Form 8-K, or tell us why you do not believe that you are required to do so. See Items 102 and 601(b)(10) of Regulation S-K.

Response

As previously disclosed, the Company’s financial obligations stem from its spin-out from FlexEnergy, Inc., and not due to any direct relationship with Meehan Holdings, LLC, which does not views the Company or its wholly-owned subsidiary as being formally obligated under the lease. Accordingly, the Company has not modified its disclosure; however, the Company did file that lease as Exhibit 10.13 to its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2013, which was incorporated by reference into this amended Current Report.

Directors and Executive Officers, page 35

19.	For each director or person nominated or chosen to become a director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made in light of the company’s business and structure. See Item 401(e)(1) of Regulation S-K.

Pamela Long

August 28, 2013

Response

The Company’s disclosure has been revised and expanded to respond to the comment.

Executive Compensation, page 37

20.	Revise your disclosure to provide a narrative description of any material factors necessary to understand the information disclosed in the summary compensation table, including the material terms of each option award. See Item 402(o)(4) of Regulation S-K.

Response

The Company has revised the footnotes to the summary compensation table and has added an introductory paragraph to the description of the extant employment agreements.

21.	Please provide the disclosure required by Item 402(p) of Regulation S-K.

Response

The Company has added an option awards table at the bottom of page 38.

Unregistered Sales of Equity Securities, page 42

22.	State the value of the 45,692,103 shares of common stock issued by Ener-Core, Inc. to the holders of the common stock of Ener-Core Power, Inc. in exchange for their shares of common stock of Ener-Core Power, Inc. See Item 701(c) of Regulation S-K.

Response

The Company’s disclosure has been revised and expanded to respond to the comment.

23.	Please include all securities sold by you within the past three years which were not registered under the Securities Act. We note, for example, your issuance of notes to various stockholders, as referenced in your financial statements. See Item 701 of Regulation S-K.

Pamela Long

August 28, 2013

Response

In the merger transaction, the pre-existing public company was the “legal acquirer” and the pre-existing operating company (Ener-Core Power, Inc., f/k/a Flex Power Generation, Inc.) was the “accounting acquirer.” As such, the historical financial statements of the resulting entity that are reported from and after the closing of the merger transaction are, to a large extent, the historical (and then-current) financial statements of the accounting acquirer; however, non-financial statement disclosures concerning the sales and issuances of securities are those of the legal acquirer, all of which disclosures were believed to have been made in the various Securities Act and Securities Exchange Act filings of the public company prior to the closing of the merger transaction.

Report of Independent Registered Public Accounting Firm, page F-3

24.	We note from your Item 4.01 disclosure that you engaged Kelly & Company as your auditors on July 1, 2013. We further note that the audit opinion included in your filing covering all periods presented is dated July 8, 2013. Please clarify for us if Kelly & Company was also the auditor of the predecessor, FlexEnergy.

Response

Kelly & Company was not the auditor of FlexEnergy, Inc.

Exhibit 10.1

25.	Other than their captions, it appears that you did not file the schedules to Exhibit 10.1. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules. Please refile exhibit 10.1 with its schedules.

Response

The Company refiled Exhibit 10.1 with the schedules as Exhibit 10.10 to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013. Such filing has been incorporated by reference into the amended Current Report.

Pamela Long

August 28, 2013

Exhibit 21.1

26.	Disclose the state or other jurisdiction of incorporation or organization of your subsidiary. See Item 601(b)(21)(i) of Regulation S-K.

Response

Exhibit 21.1 now notes that the Company’s subsidiary, Ener-Core Power, Inc., is a Delaware corporation.

The Company believes that it has fully responded to Staff’s comments. If Staff should have any further comments in respect of this Amended Current Report, please contact the Company and the undersigned.

Pamela Long

August 28, 2013

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz

RWK/dlp

Encls, as noted

On behalf of Ener-Core, Inc., the following acknowledgments are made:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENER-CORE, INC.

By:	/S/ Alain Castro
Alain J. Castro, Chief Executive Officer

Figure 2's abscissa represents the premixed combustion inlet temperature. A natural delineation can be formed at the autoignition temperature of the fuel, shown by the dashed vertical line. Below the autoignition temperature, an additional source of energy input, known as the activation energy, is needed to ignite the fuel/air mixture. For gas turbines during starting, this is typically performed with a spark-ignitor or torch-igniter.

Following ignition, gas turbine combustion systems are designed to form recirculation zones which establish a region of reversed flow of hot combustion gas products. These hot gases mix with the fresh, unburned fuel/air pre-mixtures to ignite and stabilize the flame zones. As is known in the industry, recirculation zones are primarily established in two ways. Swirl-stabilized flames use highly-swirled flows with swirl numbers greater than 0.6, as defined in Umeh's paper[9]:

$$Swirl\ number = \frac{\int_0^{R_o} U_\theta U_z r^2 dr}{R_o \int_0^{R_o} U_z^2 r dr}$$

The other major method of establishing recirculation zones is the use a bluff-body, wherein recirculation occurs aft of the body. This can be done with targeted structures such as vee-gutters, or with geometric sudden expansions. Corner vortex recirculation zones are exemplary structures at the corners of a combustor dome where the combustor liners intersect.

Regardless of the methods used to establish recirculation zones, their function is to raise the activation energy of the unburned fuel/air mixture which is below the autoignition temperature, to the point of rapid oxidation. A stable flame is thus established.

The ordinate of Figure 2 shows the maximum post-reacted temperature following complete combustion. In the absence of heat transfer, this is the adiabatic flame temperature. The axis can be separated by the line wherein the combustion reaction can no longer propagate away from an ignition kernel, and flame extinction occurs. This line is shown as the dashed horizontal line, designated as the "flameout temperature". Above this line, the flame can self-propagate in a quiescent fully premixed gas, while below it, the flame will extinguish.

Andrews et. al.[10] performed a survey of minimum achievable flame temperatures for methane and air with unstretched, quiescent premixed combustion methods. The data used pre-mixtures at 293K and 1 bar. The authors stated that the lowest achievable flame temperature "depends strongly on the method of measurement due to the influence of buoyancy on the slowly propagating, near-limit flame." Seventeen various test protocols were cited using different vessel shapes and diameters, different flame propagation directions (up vs. down), and different definitions of flame propagation lengths. Figure 3 shows a histogram of the survey results. Andrews concluded that a minimum flame temperature for methane was likely between 1400K and 1600K, with 1500K being a reasonable value, although values as low as 1400K could be argued. Since gas turbine combustion is typically performed in turbulent flow regimes with flame stretch effects encouraging extinction, 1500K will herein be used as a representative minimum flameout temperature for a methane-air mixture in a gas turbine.

Number of Methods that Measured this Flameout Temperature
0
1
2
3
4
5
6
7
8
9
1250K-1300K
1300K-1350K
1350K-1400K
1400K-1450K
1450K-1500K
1500K-1550K
Minimum Flame Temperature at Extinction (deg K)

Figure 3: Minimum Flameout Temperature Survey Results[7]

The flameout temperature line of Figure 2 can also be thought of as the lean flammability limit for a premixed flame. According to Baukal[11], methane is flammable between the volumetric concentrations of 5% and 15% methane at standard test conditions. Therefore, the flameout line corresponds to a 5% methane concentration below which a flame will not propagate from an ignition kernel.

The flameout temperature line could also be considered an approximate demarcation between the zones of higher levels of NOx, in the ppmV range (15% O_2), and ultra-low levels in the ppbV range. Elkady[12] et al. studied the NOx emissions from perfectly premixed flames. Figure 4 shows some of their data at about 8 atm at two different residence times, with the data extrapolated to lower temperatures. The authors conclude that the residence time effect becomes small below 1866K. While thermal NOx is a function time as well as temperature, it would be reasonable to conclude that at 1500K, residence time effects would be small and NOx emissions would be below 1 ppmV.

The premixed combustion taxonomy of Figure 2 and its dividing lines define four regions of premixed combustion. Quadrant 1, labeled "Feedback Stabilized" combustion, is the traditional zone where dry, low NOx combustors using lean-premixed combustion operate. The combustor inlet temperatures are below the autoignition temperature (811K), and the primary zone, fully-reacted temperature will exceed

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line, the reactants cannot be rapidly ignited prematurely by an energy source such as a spark or hot gas (recirculation).

This last feature of operating below the lean flammability limit has useful implications. It permits the fuel for the Brayton cycle to be introduced at the inlet of the air intake to the system. This is illustrated schematically in Figure 5 for a recuperated gas turbine cycle. Following fuel/air mixing, the mixture cannot be ignited within the cycle even in the presence of an ignition source. For example, a spark from a compressor rub would not propagate a flame. The low pressure injection of the fuel in Figure 5 simplifies the gas supply subsystem. A gas blower can be substituted for the traditional fuel gas compressor.

Power
Exhaust
Heat
Recuperator
Heat Exchanger
Gradual Oxidizer
Gearbox
Compressor
Generator
Turbine
Fuel–Air Inlet

Figure 5: Fuel is Introduced with the Air into the Recuperated Brayton Cycle

The overall fuel/air ratio of most gas turbine cycles is below the 5% lower flammability limit of methane. Recuperated gas turbines are below 2% (by volume) and most simple-cycle gas turbines have fuel/air ratios between 2.5-4%. If the fuel/air ratio is considered to be too-rich at the inlet of the compressor (Fig. 5), then the fuel can be compressed and added at the more conventional location upstream of the G.O. The important step is to achieve fully uniform premixing prior to the initiation of the oxidation step.

A description of how the Gradual Oxidizer (G.O.) functions internally will not be presented here. While this paper will later demonstrate excellent emissions results, the authors will not further elaborate on how the oxidation is executed within the Gradual Oxidizer.

However, some information can be discussed concerning the objectives and characteristics of the Gradual Oxidizer. While a flame will not propagate through the mixture, the mixture will oxidize fully to CO_2 and H_2O as long as sufficient residence time is provided (greater than the autoignition delay time plus the CO oxidation time). The G.O. residence time is longer than a typical combustion system which can be as short as 10-50 milliseconds. Hence, the oxidation vessel required is larger than a typical gas-turbine combustor. Second, the utilization of autoignition and the specific internal design of the G.O. enables a distributed reaction within the oxidation vessel, which makes the system robust with respect to combustion dynamic instabilities. The method is non-catalytic, so that the aforementioned challenges with catalyst damage are obviated. The design of the G.O. is mechanically simple, with no actuating parts. For example, one strategy to achieve dry low NOx combustion at multiple gas turbine power settings is to vary both the amount of fuel and air entering the combustor primary zone. Modulation of the air flow can be mechanically challenging at high temperatures and flow rates, and expensive. The G.O. vessel herein does not modulate the airflow. Lastly, there are no additional chemical requirements, such as the ammonia injection required for Selective Catalytic Reduction (SCR) systems.

The low temperature oxidation keeps peak gas temperatures below the 1500K temperature. Thermal NOx, which is exponentially dependent upon peak temperature, is kept low. It is acknowledged that the residence time is much longer than typical, but the exponential reduction in NOx should more than offset the residence time effect. Assuming a fuel without fuel-bound nitrogen, the only significant sources of NOx should be the prompt NOx mechanism and the nitrous oxide pathway. The prompt NOx mechanism is sensitive to fuel/air ratio, so the very lean mixture should minimize this kinetic pathway. The nitrous oxide pathway depends on the generation of oxygen radicals ($O_2 \rightarrow 2O$), which will be low at low temperatures. Hence, NOx should be below 1 ppmV for the Gradual Oxidation quadrant.

Another advantage to the Gradual Oxidizer quadrant is the inherent fuel flexibility for alkane fuels. Ref. 15 showed that heavier hydrocarbon fuels have lower autoignition temperatures than methane (Figure 6), and the autoignition delay times are shorter. Therefore, since the size of the oxidizer vessel is sufficiently sized for methane autoignition, heavier alkanes (ethane, propane, i-butane, n-butane, etc.) will also fully oxidize in the Gradual Oxidizer and release their heating value.

The combustion taxonomy of Figure 2 should illustrate the significant potential of using fuel oxidation in a Brayton cycle. It oxidizes the fuel at temperatures lower than those possible with dry, low emission combustion systems. Its emissions of NOx would be less than those of traditional, lean-premixed combustion systems, and does not require exhaust gas cleanup systems such as selective catalytic reduction.

The Gradual Oxidizer is the result of years of development of the concept. A brief summary of the development demonstrations will be presented.

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Figure 6: Autoignition Temperature (deg K) of Gaseous Hydrocarbons in Air[15]

LAMB CANYON DEMONSTRATION

For the first demonstration of the Gradual Oxidizer technology, FlexEnergy modified a TA100 Capstone gas turbine, formerly known as Elliott Energy Systems Incorporated (EESI). The gas turbine is rated at 100kW of nominal power output. The characteristics of the gas turbine are listed as follows:

- Pressure ratio: 4:1
- Nominal Power Output: 100kW
- Air Flow: 0.82 kg/s
- Full Speed: 68,000 rpm
- Generator: Permanent magnet high speed
- Cycle: Brayton cycle with recuperator

This gas turbine was modified to accommodate the Gradual Oxidizer. The combustor was removed and transition hardware was designed and fabricated such that the gas turbine could accept hot oxidized exhaust gas at 1228K from the G.O. The transition hardware collected the recuperator discharge air, ducted it to the G.O., and conveyed the G.O. exhaust flue gas to the inlet of the turbine. The fuel system was also modified to introduce the landfill gas into the inlet of the gas turbine air compressor (Fig 5); herein referred to as "aspirated fuel".

At this stage in the development, it was decided to focus solely on the Gradual Oxidizer development and perform no modifications to mitigate the standard secondary flow paths. Since the fuel was introduced into the inlet of compressor, secondary flows permit the fuel/air mixture to bypass the oxidizer. These secondary flows typically originate as flows between the rotating compressor and static hardware. Small amounts of air travel between the rotating and static hardware, and are typically minimized by seals (labyrinth or brush seals), and exhaust back into the main flow stream at the turbine section of the gas turbine. These leak paths will contribute to CO and THC emissions when the system operates with aspirated fuel. The fuel (methane) in the secondary air flows becomes hot enough, particularly in the turbine flowpath, to partially oxidize to CO. The turbine flowpath is operating at 900K to 1200K, well above the autoignition temperature needed to initiate oxidation of any oxidized methane. For this gas turbine, the leak paths were three to four percent of the total air flow.

The system was installed at a test facility at Alturdyne Inc, in San Diego, CA. During development, the gas turbine operation was adjusted to the G.O. by varying the rotational speed of the gas turbine. The system operated at constant reduced speed of 52,000rpm and power output of approximately 30kW. Higher rotational speeds and powers were tested, but emissions were not collected at these other conditions. The operating conditions for the field demonstration testing were fixed at the 52,000 rpm condition.

After hardware modification and preliminary testing was complete in the test facility, the gas turbine was relocated with the cooperation of Riverside County Waste Management district to the Lamb Canyon landfill in Beaumont, CA. The system was located directly adjacent to the landfill gas flare and operated using a slipstream tapped off the landfill gas blower discharge pipe. This slipstream represented approximately 10% of the total landfill gas flow burned in the flare. The landfill methane concentration ranged between 35% and 45% CH_4 by volume throughout the demonstration testing. Figure 7 presents the FP100 installed at the landfill.

FlexEnergy

Figure 7: Lamb Canyon Installation of Flex Powerstation with Gradual Oxidizer

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15) Zabetakis, M., “Flammability characteristics of Combustible Gases and Vapors”, US Bureau of Mines Bulletin 627, 1965.

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SERDP DOD • EPA • DOE | ESTCP

Home > News and Events > In the Spotlight – Archive > Recovering Energy from Land...

Recovering Energy from Landfill Gas

The Department of Defense (DoD) owns and operates more than 100 landfills on its installations. These landfills produce waste gas streams containing methane at a wide range of concentrations that are typically vented to the atmosphere or destroyed via flaring. Flaring landfill gas wastes energy, while venting releases significant amounts of greenhouse gases. Many industrial processes including wastewater plants and coating operations also produce waste gas streams that contain methane, organics, and other potential energy sources that typically require energy intensive treatment processes to control emissions. Traditional combustion-based energy generation technologies cannot utilize most of these potential sources of energy.

Under the ESTCP project *Joint Demonstration and Verification of the Performance of Microturbine Power Generation Systems Utilizing Renewable Fuels with the U.S. EPA's Environmental Technology Verification Program (EW-200823)*, Southern Research Institute (SRI) is demonstrating the FlexEnergy Powerstation™ FP250 (Flex) system, which utilizes landfill gas or other low quality waste fuels to provide efficient on-site power production. The demonstration at the 1st Division Road landfill at Fort Benning, Georgia, is providing an independent third party evaluation of the system's energy production. This demonstration will characterize emissions from the Flex system, quantify emissions reductions relative to other systems, and document the economics of the Flex system and its performance as a landfill gas energy recovery system.

The Flex system is a unique power plant that uses a thermal oxidizer system in place of the turbine's combustor to destroy hydrocarbons in the waste fuel stream. The oxidizer allows the Flex system to operate using fuel gas or vapor that is below the typical requirements for combustion by diluting methane gas to 15 Btu/scf or 1.5% methane. The Flex system uses conventional, off-the-shelf gas turbine/generator technology with a long history of reliable operation.

The chief advantage of the Flex technology is the ability to utilize very low Btu fuel sources to provide electrical energy and heat while reducing emissions. The low value fuel sources are often waste streams, which are expensive to treat. Because of the ability to utilize low Btu gas, the energy generating potential of a landfill can extend well beyond the period when methane concentrations are high enough to support traditional combustion-based technologies. Moreover, the thermal oxidization process enables effective destruction of non-methane organic compounds, yielding emissions that are as good as or lower than alternate landfill gas destruction and utilization technologies.

Earlier this summer, the Flex system completed factory acceptance testing and was transported to Fort Benning and installed at the landfill. The system has completed initial test runs and is currently undergoing final commissioning. It will generate about 220 kW of renewable electric power that will feed directly into Fort Benning's electrical distribution system. This project is one of the first ESTCP Installation Energy Test Bed projects to generate electricity. The researchers at SRI will collect data for several months to validate the cost and performance of the Flex system.

The potential utilization of landfill gas and other low quality waste fuels at DoD facilities can provide significant economic, environmental, and energy security benefits while contributing to the achievement of DoD's stated goals and objectives for implementing renewable domestic energy production.

Related Links

SERDP and ESTCP Installation Energy Featured Initiative

Joint Demonstration and Verification of the Performance of Microturbine Power Generation Systems Utilizing Renewable Fuels with the U.S. EPA's Environmental Technology Verification Program

Strategic Environmental Research and Development Program (SERDP)
Environmental Security Technology Certification Program (ESTCP)
Phone (571) 372-6565 | Fax (571) 372-6386
4800 Mark Center Drive, Suite 17D08, Alexandria, VA 22350-3605